SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of March 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the Company's 3rd Quarter 2005 Results. The purpose of this Report on Form 6-K is to file the Company's results for the period ended September 30, 2005 which were previously made available by way of a publicly disseminated Press Release dated November 29, 2005 which was also made available through the Company's website.

1. Press release dated: November 29, 2005

         HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2005 THIRD QUARTER  RESULTS

UNDER US G.A.A.P. (UNAUDITED)

•

Operating revenues up 3%, fueled by international operations

•

Improving profitability on mobile, RomTelecom, early impact of cost-reduction efforts

•

Greek fixed-line reorganization plans boosted by strong takeup of Voluntary Retirement Plan

o

5,750 employees, over one-third of total OTE workforce, to leave within 12 months

o

estimated total cost in excess of € 1.1 billion, reflecting takeup and seniority mix, delay in implementation

•

Net income excluding Voluntary Retirement Costs at € 131.6 million

ATHENS, Greece – November 29, 2005 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter ended September 30, 2005.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS AND NINE

MONTHS ENDED SEPTEMBER 30, 2005 AND 2004, IN ACCORDANCE WITH U.S. GAAP

€ million except per share data	Q3 05	Q3 04%		9M 05	9M 04%
			Change			Change
Operating Revenues	1,411.1	1,369.4	3.0%	4,072.4	3,897.3	4.5%
Operating Income / Loss	(599.1)	194.5	-	(171.0)	553.2	-
Pre-tax Income / Loss	(622.7)	136.5	-	(169.4)	444.7	-
Net Income / Loss	(541.0)	19.3	-	(331.2)	112.4	-
Operating Income / Loss before Depreciation & Amortization*	(336.4)	455.9	-	606.1	1,321.0	-54.1%
Pro Forma Operating income before depreciation and amortization **	576.4	457.1	26.1%	1,544.1	1,349.9	14.4%
Operating Income before Depreciation & Amortization as % of Operating Revenues*	-	33.3%	-	-	33.9%	-
Pro Forma Operating income before depreciation and amortization as % of Operating revenues **	40.9%	33.4%	7.5 pp	37.9%	34.6%	3.3 PP
Basic EPS (€)	(1.1036)	0.0394	-	(0.6757)	0.2293	-
Cashflow from Operations	362.1	323.7	11.9%	1,053.4	1,060.6	-0.7%
CAPEX as % of Revenues	11.9%	12.6%	-0.7 pp	9.9%	16.5%	-6.6 pp

* See notes on p. 15 ** excluding impact of OTE SA Voluntary Retirement Plans in 2004 & 2005

Commenting on the quarter, Mr.Panagis Vourloumis, Chairman and CEO, noted: “Our performance this quarter shows further improvement in the slow process of returning OTE to solid underlying profitability.  The Group’s mobile and international activities were once again the main drivers of our progress.  In Greek fixed-line, the subscription period of our voluntary retirement program ended with strong takeup, and more than a third of our workforce will leave the company in the next 12 months.  Our books this quarter reflect the significant charge we are taking to account for the estimated current value of these redundancy costs. The fundamental changes in our organizational structure and cost base made possible by the departures of such a large part of our labor force should give us the means to turn OTE into a leaner, more customer-focused – and ultimately more profitable – group, better able to compete in our tough, fast-changing markets.”

FINANCIAL HIGHLIGHTS

Operating revenues

OTE Group Operating Revenues increased by 3.0% in the three months ended September 30, 2005. The increase in quarterly operating revenues reflects higher revenues mainly from Globul and RomTelecom, more than offsetting a slight drop in Greek mobile revenues, which had benefited from the Olympics in the third quarter of last year. Total Greek fixed-line revenues declined by 2.7% compared to the third quarter of 2004, as higher monthly rentals and leased line revenues were not sufficient to offset lower revenues from voice and traditional services.

€ million	Q3 05	Q3 04%		9M 05	9M 04%
			Change			Change
Domestic Telephony	571.6	568.3	0.6%	1,718.6	1,703.5	0.9%
International Telephony	98.4	105.6	-6.8%	297.0	298.7	-0.6%
Mobile Telephony services	482.5	435.6	10.8%	1,307.0	1,163.2	12.4%
Other	258.6	259.9	-0.5%	749.8	731.9	2.4%
Total	1,411.1	1,369.4	3.0%	4,072.4	3,897.3	4.5%

Operating expenses

Voluntary Retirement Plan

OTE is currently implementing an ambitious reorganization of its core fixed-line activities in Greece, which like all other incumbents, need to adapt to a new competitive and technological environment. As part of this process, OTE is attempting to dramatically reduce its cost base, notably by bringing its headcount to levels that are better aligned to its current and expected revenue streams.

In the third quarter of 2005, OTE took a charge of € 912.9 million for Voluntary Retirement costs. This charge represents the estimated cost of the Voluntary Retirement Plan announced on May 25, 2005, whose subscription period ran from July 14 through October 14. Pursuant to this plan, a total of 4,890 OTE fixed–line employees will leave the company ahead of statutory retirement age.

The figure for the first nine months of 2005, i.e. € 938.0 million, also includes € 25.1 million charges in the first half of the year, relative to the earlier Voluntary Retirement Plan adopted by an additional 635 employees.

In July, the Greek Parliament enacted a law pursuant to which the State will contribute a 4% stake in OTE’s share capital to the TAP-OTE pension fund. This contribution is subject to EU approval. The Voluntary Retirement charge might be partly reversed by the amount of the State contribution to TAP- OTE.

In addition to the charge recognized in the quarter, a € 131.0 million reserve for staff retirement indemnities (lump sum payments) payable to departing employees and relative to the 4,890 employees who have adopted the May 25 plan had been established in OTE’s consolidated accounts over the life of their employment.

With scheduled retirements and normal attrition added to the two voluntary plans of 2005, approximately 5,750 employees, or more than one-third of the total Greek fixed-line workforce, will leave the company within the next 12 months.

Payroll and Employee Benefits

Payroll and Employee Benefits increased by 8.4% to € 313.2 million in the third quarter of 2005, compared to the third quarter of 2004. In the quarter, payroll and employee benefits include a € 8.6 million charge for voluntary retirement at Romtelecom.

Payments to International and Domestic Operators

Payments to International Operators increased by 4.4% to € 47.7 million. Payments to domestic telephony operators (Mobile and Fixed-line Operators) decreased by 2.1 % to € 174.7 million.

Other Operating Expenses

Other Operating Expenses decreased by 19.1 % to € 322.8 million. The decrease is largely attributable to higher costs related to the Olympic Games in the comparable quarter or 2004. In the prior year period Repairs & Maintenance included a € 30.0 million provision for the dismantling and reduction of value of equipment used during the Games. In addition, advertising and third party fees were boosted by the events of last year.

An analysis of Group Other Operating expenses follows:

€ million	Q3 05	Q3 04%		9M 05	9M 04%
			Change			Change
Commission to dealers	44.1	37.8	16.7%	119.0	100.3	18.6%
Cost of equipment	35.2	31.4	12.1%	99.7	82.7	20.6%
Repairs, maintenance, Cost of telecom materials	42.7	95.2	-55.1%	144.7	205.5	-29.6%
Provision for doubtful accounts	29.0	30.0	-3.3%	80.7	84.1	-4.0%
Advertising	28.7	48.3	-40.6%	85.4	96.8	-11.8%
Taxes other than income taxes	9.0	7.9	13.9%	25.7	25.1	2.4%
Other	134.1	148.5	-9.7%	381.9	409.2	-6.7%
-Third party fees	31.2	44.3	-29.6%	108.3	112.9	-4.1%
-Travel costs	3.1	5.4	-42.6%	10.0	10.8	-7.4%
-Audiotex	3.1	9.6	-67.7%	17.3	48.8	-64.5%
-Telecards	7.5	9.0	-16.7%	24.7	22.6	9.3%
-Misc.	89.2	80.2	11.2%	221.6	214.1	3.5%
TOTAL	322.8	399.1	-19.1%	937.1	1,003.7	-6.6%

Operating income/(Loss)  before depreciation and amortization

In the third quarter of 2005, OTE reported consolidated Operating loss before depreciation and amortization of € 336.4 million, as compared to an Operating lncome before depreciation and amortization of € 455.9 million in the prior year's quarter. This was the result of the € 912.9 million charge for Voluntary retirement. Excluding this charge, Operating lncome before depreciation and amortization would have been € 576.4 million. Operating lncome before depreciation and amortization benefited from € 23.8 million related to Cosmorom's extinguishment of liabilities, based on the settlement agreement signed with its suppliers on May 27, 2005. This extinguishment was realized upon completion of Cosmote's participation in Cosmorom's share capital. The underlying increase in margin in excess of 20% reflects improvements in operating performances of all Group companies.

Other income / (expense)

In the quarter, OTE recorded Net Other Expense of € 23.6 million, as compared to Net Other Expense of € 58.0 million in the comparable period of 2004. The difference primarily reflects a provision for non-payment of management fee related to Telecom Serbia, which had been taken in the comparable quarter last year.

Net income /(Loss)

In the quarter OTE posted a Net Loss of € 541.0 million entirely due to the VRP. Income taxes showed a credit of € 161.0 million resulting from a tax asset of € 240.3 million related to the VRP, offsetting the standard tax charge of € 79.3 million. Excluding the impact of the VRP, Net income would have been € 131.6 million.

Cash flow

Cash provided by operating activities amounted to € 362.1 million for the three months ended September 30, 2005.

CONDENSED CASH FLOW

€ million	Q3 05	Q3 04	9M 05	9M 04
Cash and Cash equivalents at	985.8	754.7	870.3	601.3
beginning of period
Net Cash provided by	362.1	323.7	1,053.4	1,060.6
Operating Activities
Net Cash used in Investing Activities	(151.9)	(184.7)	(618.9)	(657.8)
Net Cash provided by (used in)	(71.2)	(169.0)	(37.6)	(279.4)
Financing Activities
Net Increase/(Decrease) in Cash	281.4	(30.0)	396.9	123.4
and Cash Equivalents
Cash and Cash Equivalents	1,267.2	724.7	1,267.2	724.7
at end of period

Capital Expenditure

Capital expenditure in the third quarter of 2005 totaled € 167.3 million, reflecting particularly low capex levels at Cosmote.

Debt

On September 30, 2005, OTE Group gross debt amounted to € 3,424.3 million, up 7.7% compared to December 31, 2004. The total amount of OTE debt outstanding breaks down as follows:

€ million	Sep 30 2005	Dec 31 2004	% Change
Short-Term:
-Bank loans	16.2	37.3	-56.6%
Medium & Long-term:
-Bonds	2,592.1	2,591.3	0.0%
-Bank loans	780.7	517.8	50.8%
-Other loans	35.3	34.2	3.2%
Total Indebtedness	3,424.3	3,180.6	7.7%

BUSINESS OVERVIEW

OTE’s segment reporting is based on its legal structure.  A reconciliation of intersegment revenues to total revenues is provided below:

SEGMENT FINANCIALS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

€ million	OTE*	COSMOTE	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues from external customers	1,869.5	1,157.2	685.0	360.7	4,072.4	-	4,072.4
Intersegment revenues	156.2	134.9	5.7	59.6	356.4	(356.4)
Total revenues	2,025.7	1,292.1	690.7	420.3	4,428.8	(356.4)	4,072.4

* OTE comprises the OTE parent company and OTE Estate.

1. OTE FIXED-LINE

TRAFFIC STATISTICS FOR THE THIRD QUARTER OF 2005

Call Service Category	Calls, millions	Average Call Duration (minutes)	Minutes, millions	Split of minutes
Local	1,022.8	2.5	2,596.6	40.6%
National Long – Distance	159.7	3.0	473.7	7.4%
International Long – Distance	24.4	3.5	85.3	1.3%
Internet	113.7	23.9	2,717.3	42.5%
Fixed-to-Mobile	336.5	1.4	465.1	7.3%
Special Calls	81.5	0.6	51.9	0.8%
Total	1,738.6	3.7	6,389.9	100.0%

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes, was approximately 84 % at the end of September 2005, roughly in line with the level reached at the end of the second quarter.  Excluding internet minutes, OTE’s market share remained stable at about 75% of total traffic.

€ million	Q3 05	Q3 04%		9M 05	9M 04%
			Change			Change
Operating Revenues	679.4	697.9	-2.7%	2,025.7	2,078.1	-2.5%
- Basic Monthly Rentals	170.5	156.3	9.1%	503.2	472.2	6.6%
- Fixed to fixed calls	114.9	127.0	-9.5%	382.5	420.0	-8.9%
- Fixed to mobile calls	96.0	103.7	-7.4%	269.1	298.8	-9.9%
- International	52.9	62.4	-15.2%	166.6	175.6	-5.1%
- Other	245.1	248.5	-1.4%	704.3	711.5	-1.0%
Operating Profit / (Loss)	(867.4)	(23.8)	N/A	(797.9)	55.8	N/A
Operating income / (Loss) before depreciation and amortization	(729.2)	131.5	N/A	(381.7)	511.1	N/A
Pro Forma Operating income before depreciation and amortization *	183.7	132.7	38.4%	556.3	540.0	3.0%
Operating income before depreciation and amortization as % of Operating revenues	N/A	18.8%	N/A	N/A	24.6%	N/A
Pro Forma Operating income before depreciation and amortization as % of Operating revenues *	27.0%	19.0%	8.0 pp	27.5%	26.0%	1.5 pp
Depreciation & Amortization	138.2	155.3	-11.0%	416.2	455.3	-8.6%

* excluding impact of OTE SA Voluntary Retirement Plans in 2004 & 2005

In the third quarter of 2005, fixed-line revenues totaled € 679.4 million, a drop of 2.7%, in line with the rate of revenue erosion recorded in the first half of the year.  Revenues from basic monthly rentals rose 9.1% in the quarter, reflecting the tariff increases implemented in January and August of this year.  The decline in voice revenues is predominantly due to lower pricing, notably in fixed-to-mobile as a result of lower termination rates charged by mobile operators.

OTE pursued the promotion of its sales and marketing programs in the third quarter, resulting in higher penetration and usage of its pricing packages, and contributing to the relative stability in its market share.  OTE also continued to implement the restructuring and renovation of its retail shop network, and opened new third-party distribution channels, notably for its ADSL products and services.

As of the end of September 2005, OTE had over 106,000 ADSL customers, as compared to approximately 44,000 at the beginning of the year. OTE now expects the market to exceed the 150,000 ADSL customer mark by the end of the year.

In the quarter, OTE won a number of major corporate projects, notably for the OPAP lottery operator, and was selected to develop and operate outsourced networks for large banking and financial organizations.

For the remainder of 2005, OTE expects to continue benefiting from higher leased-line tariffs, the growth in ADSL and the impact of higher monthly PSTN and ISDN rentals.  However, management expects erosion in market share and voice revenues to resume in the last two months of the year, reflecting stricter regulatory guidelines relative to win-backs by the incumbent.

Total Operating Expenses, excluding depreciation, amounted to € 1,408.6 million in the third quarter of 2005, as compared to € 566.4 million in the comparable 2004 period.  This increase is primarily due to the Voluntary Retirement Program.  Excluding the VRP, Total Operating Expenses, excluding depreciation, would have been € 495.7 million. The drop chiefly reflects the high level of operating expenses in the third quarter of 2004, primarily from third-party fees and dismantling of operating equipment linked to the Olympics.

An analysis of the OTE segment Other Operating Expenses follows:

€ million	Q3 05	Q3 04%		9M 05	9M 04%
			Change			Change
Cost of equipment	26.9	25.3	6.3%	71.0	67.0	6.0%
Repairs, maintenance, Cost of telecom materials	20.9	56.8	-63.2%	74.9	102.6	-27.0%
Provision for doubtful accounts	24.0	24.9	-3.6%	64.0	70.0	-8.6%
Advertising	11.7	11.5	1.7%	28.5	22.8	25.0%
Taxes other than income taxes	2.4	3.3	-27.3%	13.1	14.1	-7.1%
Other	73.8	100.7	-26.7%	208.0	248.2	-16.2%
-Third party fees	29.4	46.0	-36.1%	83.0	89.7	-7.5%
-Travel costs	1.9	4.5	-57.8%	5.2	7.2	-27.8%
-Audiotex	3.2	7.6	-57.9%	12.3	43.1	-71.5%
-Telecards	2.7	3.1	-12.9%	7.1	7.5	-5.3%
-Other	36.6	39.5	-7.3%	100.4	100.7	-0.3%
TOTAL	159.7	222.5	-28.2%	459.5	524.7	-12.4%

In the nine months ended September 30, 2005, Net Working Capital for the Domestic Fixed-line business (including bad debt, excluding intra-group transactions and cash) continued to decline as a percentage of revenue compared to the same period of 2004, standing at 16.9% versus 20.0% last year (IFRS). These historically low Net Working Capital levels confirm the sustainable improvements that the Domestic Fixed-line business has achieved on most levers affecting Net Working Capital, including receivables and payables management, inventory utilization and billing efficiency. Days Sales Outstanding (including VAT) have stabilized below 100 days, standing currently at 92 days (declining both on a year-on-year as well as on a quarter-on-quarter basis), Days Payables Outstanding have increased by four days since last year to 117, while inventories have decreased by 21% compared to the same period last year. With the continuing institutionalization of the credit and collections framework in OTE, the positive trends in terms of Net Working Capital are expected to continue.

€ Million	9M 05	9M 04
Net Accounts Receivable	737.1	841.4
Net Working Capital	416.0	545.4
NWC/Sales (%)	16.9%	20.0%
DSO (incl. VAT)	92	95
DPO (incl. VAT)	117	113

2. COSMOTE

THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

€ millions	Q3 05	Q3 04	% Change	9M 05	9M 04	% Change
Operating Revenues	500.9	449.0	11.6%	1,292.1	1,202.3	7.5%
Monthly service fees	95.3	66.8	42.7%	251.0	182.0	37.9%
Airtime revenues	200.1	180.7	10.7%	517.5	491.0	5.4%
Interconnection Revenues	131.7	125.1	5.3%	340.0	344.0	-1.2%
Roaming revenues	28.9	22.5	28.4%	43.4	36.4	19.2%
SMS revenues	34.2	36.3	-5.8%	99.6	106.9	-6.8%
Sales of handsets & accessories	9.5	14.4	-34.0%	29.0	31.8	-8.8%
Other operating revenues	1.2	3.2	-62.5%	11.6	10.2	13.7%
Operating Income before interest, depreciation and amortization, tax	223.0	194.1	14.9%	568.6	514.7	10.5%
Operating Income before depreciation and amortization as % of Operating Revenues	44.5%	43.2%	1.3pp	44.0%	42.8%	1.3pp
Operating Profit (EBIT)	157.8	144.3	9.4%	401.0	375.1	6.9%
Net Income	99.5	88.7	12.2%	258.1	233.7	10.4%
Net Income Margin	19.9%	19.8%	0.1 pp	20.0%	19.4%	0.6pp
Depreciation & Amortization	65.2	49.7	31.2%	167.6	139.6	20.1%

Cosmote operates in five countries of Southeastern Europe: Greece (Cosmote), Albania (AMC), Bulgaria (GloBul), FYROM (CosmoFon) and  Romania (Cosmote Romania-formerly Cosmorom). GloBul and CosmoFon have been transferred from OTE to Cosmote during August 2005. Additionally, on July 7, 2005, through a €120 million capital contribution, Cosmote aquired a 70% equity stake in Cosmorom, the mobile telephony subsidiary of RomTelecom.

During the third quarter of 2005, Cosmote started consolidating the operations of GloBul in Bulgaria (starting August 1, 2005), CosmoFon in FYROM (starting August 12, 2005) and Cosmote  Romania - former Cosmorom (starting July 7, 2005), in addition to those in Albania and Greece.

Cosmote consolidated operating revenues for the third quarter of 2005 increased by 11.6% to € 500.9 million from € 449.0 million in last year’s third quarter. Turnover growth was driven by the consolidation of GloBul and CosmoFon and the ongoing growth in Albania, despite the one-off base effect of the lack of Olympics-related revenues in Greece. It is notable that international assets account for over 24% of revenues on a pro-forma quarterly basis.

Cosmote consolidated Operating Income before Depreciation and Amortization increased by 14.9% million to € 223.0 million in the third quarter of 2005, compared to the third quarter of 2004, with Operating Income before Depreciation and Amortization margin exceeding 44%.

Net income for the three months ended September 30, 2005 reached € 99.5 million, up 12.2% from net income of € 88.7 million in last year’s third quarter.

Cosmote in Greece maintained its market-leading position, achieving record profitability levels. While the Greek market is clearly mature in terms of penetration, there is considerable room for continuing usage growth.

On a quarterly basis, Operating Income before Depreciation and Amortization margin of Cosmote in Greece reached a record level of 44.7%.  The margin increase is the result of ongoing efforts for improved overall cost management and the drop-out of the Olympics related expenses. While the seasonality favors third quarter margins, there is a sustainable improvement throughout the nine-month period.

Traffic volumes in Greece during the nine months ended September 30, 2005 increased by 14.5% year on year as a result of higher usage, new subscribers and the sustained positive momentum in the take up of bundled packages. New bundles introduced during the summer and other commercial offerings continue to drive increasing usage, a trend anticipated to continue over time.

Data revenues (which include SMS, MMS, i-mode® and other “soft data” revenues from Value Added Services) represent 11% of total domestic telecommunication revenues. During the third quarter Cosmote introduced i-mode over 3G, supported by its 3G network, the widest in Greece. Cosmote is scheduling new data offerings gradually, in response to market and subscriber demand.

At the end of the third quarter the Company had signed 391 roaming agreements in 182 countries. In addition, the Company has signed 82 GPRS roaming agreements in 43 countries.

During the third quarter of 2005 Cosmote added 14,974 net new contract customers and 114,302 net new prepaid customers in Greece bringing the total number of customers at the end of September to 4.5 million, 10.2% higher than a year ago, while it held an estimated market share of approximately 37.5% reaffirming its leading position in the Greek mobile market. The total contract customers at the end of September 2005 reached 1,707,267, while prepaid customers during the same period amounted to 2,801,526.

Blended AMOU during the nine months period up to September 2005 increased by 6% year on year, to 139 min. This is driven by the continuous growth in contract AMOU that at the end of the nine months was 20 minutes higher, an 8% increase compared to a year ago. Voice usage still represents the key growth driver in the Greek mobile market, as AMOU continues to lag the European average.

Cosmote blended ARPU for the nine month period under review was € 30.1, or 6.2% lower compared to a year ago, reflecting the interconnection rates cuts and lower SMS revenues.

In Albania, AMC continued confirming the trend of increasing penetration and usage in the Albanian mobile market, and its success in improving further its strong market position and profitability levels.

During the third quarter of 2005 AMC added 31,309 net new customers, bringing the total number of customers at the end of September to 762,095 (mostly prepaid), 19.3% higher than a year ago, while it held an estimated market share of approximately 52%.

AMC's blended AMOU during the nine months to September 2005 was 67 minutes while blended ARPU for the same period stood at € 17.

Since gaining majority control (70%) of Cosmote Romania in July, Cosmote has been intensively planning the re-launch of the third GSM mobile operator in Romania. Cosmote Romania is already in the process of rapidly upgrading and expanding its network and is on track for a re-launch in December. Cosmote Romania will focus on the quality of its network, its product offerings, its distribution network and competitive pricing to attract a wide customer base. The fast growth of the Romanian mobile market, combined with the impressive economic growth of the country, offer significant upside potential.

Key financial figures of the third quarter results of GloBul and CosmoFon are presented in Exhibit VI.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

ROMTELECOM STATEMENTS OF OPERATIONS

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

IN ACCORDANCE WITH U.S. GAAP

€ Millions	Q3 05	Q3 04	% Change	9M 05	9M 04	% Change
Operating Revenues	232.6	217.5	6.9%	690.7	618.3	11.7%
Operating Income before Depreciation & amortization	98.9	89.0	11.1%	269.3	210.5	27.9%
Operating Income before Depreciation & Amortization as % of Operating Revenues	42.5%	40.9%	1.6 pp	39.0%	34.0%	5.0 pp
Operating Income	50.9	52.1	-2.3%	132.3	96.9	36.5%
Net Income/(Loss)	109.2	36.6	198.4%	212.9	56.0	280.2%
Net Income/(Loss) Margin	47.0%	16.8%	30.2 pp	30.8%	9.1%	21.7 pp
Increase/(Decrease) in Gross PP&E	33.7	46.4	-27.4%	66.7	70.5	-5.4%
Fixed Telephony, Lines				4,072,528	4,332,001	-6.0%

				30.6.05	31.12.04
Cash and cash equivalents				137.1	99.2	38.2%
Short-term borrowings				0.0	29.3	N/A
Long-term debt				153.1	175.6	-12.8%
Net Financial Debt				16.0	105.7	-84.9%

In the third quarter of 2005, RomTelecom posted revenues of €232.6 million, up 6.9% compared to revenues of €217.5 million in the same period last year. The increase is primarily due to positive evolution of line rental, interconnection, leased lines and data services revenues.

Revenues from monthly rental fees increased by 27.5% as a result of the tariff rebalancing that took place in February 2005. Wholesale revenues rose by 22.4% in the third quarter of 2005 due to a 50% increase in wholesale traffic, a natural consequence of the upward trend characterizing the Romanian telecommunications market.

Retail traffic decreased during the quarter, in comparison to the third quarter of 2004, due to mobile substitution and higher competition from fixed-line alternative carriers. Conversely, tariff rebalancing resulted in a 16.0% increase in PSTN international traffic and a 8.0% increase in fix-to-mobile traffic for residential customers.

Operating income before depreciation and amortization as a percentage of revenues for the third quarter of 2005 remained at the same level with that of the same period of 2004. The 2005 third quarter total operating expenses before amortization and depreciation increased by 7% as compared to the corresponding period of 2004. Personnel expenses increased by 24%, as wages and salaries increased by 17%, while redundancy payments almost doubled. Interconnection expenses rose by 11% as a result of increased traffic and utilities cost increased by 13%.

In the third quarter of 2005, Romtelecom achieved a significant improvement in profitability, posting net income of €109.2 million, resulting in net profit margin of 47%, from 16.8% in the same period of 2004. This improvement is partly due to the deconsolidation of Cosmorom, as well as to the extinguishment of liabilities related to this former subsidiary.

RomTelecom’s management is continuing the implementation of its Transformation Plan:

Efficiency improved from 240 Lines per Employee at the end of 2004, to 278 Lines per Employee at the end of September 2005, an increase of 16%. Headcount continued to decrease, reaching 14,664 by the end of September 2005 from 18,083 at December 31, 2004.

Implementation of several projects is proceeding according to plan: deployment of the new central Billing System was achieved in July 2005; a new financial e-business system was introduced at Corporate Center and in one regional headquarter in November; manual switches replacement is completed and provision of modern, broadband services continues (new ADSL packages are provided for business and residential customers, Next Generation Network program was initiated).

CosmoRom

On July 7, 2005 Romtelecom Shareholders General Assembly approved the sale of 70 % of Cosmorom shares to Cosmote, the mobile branch of the Greek operator OTE. Romtelecom remains the minority shareholder of Cosmorom S.A., with 30% share capital.

4. OTENET

OTENET CONSOLIDATED STATEMENTS OF OPERATIONS

THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

€ Millions	Q3 05	Q3 04	% Change	9M 05	9M 04	% Change
Operating Revenues	25.3	22.2	14.0%	68.3	68.2	0.1%
Operating Profit	1.9	4.3	-55.8%	5.1	6.0	-15.0%
Operating Income before Depreciation & amortization	3.6	5.6	-35.7%	10.1	11.7	-13.7%
Operating Income before Depreciation & Amortization as % of Operating Revenues	14.2%	25.2%	-11.0pp	14.8%	17.2%	-2.4 pp
Depreciation & Amortization	1.7	1.3	30.8%	5.0	5.7	-12.3%

OTEnet is the Internet and IP services subsidiary of OTE (94.6% owned by OTE since November 10, 2005). It offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies.

Revenues in the third quarter of 2005 were € 25.3 million, increasing by 14.0% compared to the third quarter of 2004. Operating income before depreciation and amortization was € 3.6 million, decreasing by 36% compared to the third quarter of 2004 when profitability has been positively impacted by projects related to the Olympic Games.

As of September 30, 2005, OTENET had over 382,660 active residential customers using retail product and services and over 13,000 business customers, representing significant increases compared to the same period last year.

5. OTHER INTERNATIONAL INVESTMENTS

ARMENTEL

ArmenTel’s Operating Revenues for the third quarter of 2005 amounted to € 30.1 million compared to € 23.5 million in the third quarter of 2004. This 28.1% increase is mainly attributed to the 69.6% increase in the number of mobile subscribers, which reached 302,838 at the end of the quarter. Operating income before depreciation and amortization reached € 18.1 million, or 60.1 % of operating revenues, increasing by 28.4% compared to the third quarter of 2004. Net income reached € 11.1 million.

6.  EVENTS OF THE QUARTER

REPEATED 53RD ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

On July 6, 2005, OTE held its Repeated 53rd Annual General Assembly of Shareholders, during which the company approved the cancellation of 676,420 treasury shares.

NEW TARIFFS, SEASONAL DISCOUNT PACKAGES

On July 11, 2005 OTE announced new tariffs and seasonal discount packages for international and long-distance calls, which were in effect from August 1, 2005 through September 30, 2005. Additionally, monthly rental fees for PSTN lines and ISDN lines increased to € 11.90 and €15.40 from € 11.40 and €14.90, respectively.

VOLUNTARY RETIREMENT PLAN

On July 14, 2005, the law instituting the framework under which OTE could proceed with its Voluntary Retirement Plan was enacted.  Pursuant to this law, eligible employees submitted irrevocable applications to take advantage of the Plan prior to October 14, 2005.  Subject to EU approval, the Greek State will contribute a 4% stake of the share capital of OTE to the TAP-OTE pension fund.  On July 20, 2005, the management of OTE and employee representatives signed the collective agreement detailing the implementation of the Voluntary Retirement Plan.

REORGANIZATION OF GREEK FIXED-LINE ACTIVITIES

In addition to its Voluntary Retirement Plan, OTE is implementing an in-depth reorganization of its Greek fixed-line activities, aimed at adapting the structure and cost base of its core domestic business to the competitive, deregulated environment in which it now operates. As part of its efforts to reduce complexity and replication of costs, the company has completed the transformation of its geographical infrastructure, with the number of regional headquarters reduced from 12 to 4 and regional departments from 58 to 28. At the central level, the process is continuing. Following the elimination of the corporate center and a 28% reduction in the number of managerial positions, the appointment of department heads should be announced in the coming weeks.

The redefinition of the company's processes and the reduction in non-payroll operating expenses targeted through the reorganization will be discussed when OTE presents its business plan in early 2006.

TRANSFER OF GLOBUL AND COSMOFON TO COSMOTE, COSMOTE AQUIRES 70% OF COSMOROM

OTE completed the transfer to Cosmote of its interests in GloBul in Bulgaria on August 1, 2005, and its interest in CosmoFon in FYROM on August 12, 2005.  In addition, on July 7, 2005, Cosmote completed the € 120 million share capital contribution to CosmoRom – recently renamed Cosmote Romania-, thereby gaining a 70% equity stake in the Romanian mobile telephony operator, and initiated the process of relaunching its operations. Romtelecom’s stake in Cosmorom was reduced from 100% to 30%.

OTE ISSUED EURO 850 MILLION SYNDICATED LOAN

On September 2, 2005 OTE’s 100%-owned subsidiary, OTE plc finalized the issue of a syndicated loan of up to Euro 850 million, guaranteed by OTE, with a maturity of five years and a maximum extension period of two years. OTE thereby took advantage of the favorable interest rate environment in the market to refinance existing debt.

GOVERNMENT SELLS 10% OF OTE SHARES

On Sep 8, the Greek State placed with institutional investors 49,058,200 OTE shares (10% of capital) at a price of 17.02 Euro per share. Following this transaction, the Greek State's interest in OTE amounts to 38.7%.

SUBSEQUENT EVENTS

OTE INCREASED ITS PARTICIPATION IN OTENET’S SHARE CAPITAL

On October 6, 2005 OTE increased its participation in OTEnet’s share capital by 3,83%. OTE’ participation in OTEnet now stands at 94.03%.

OTE ANNOUNCED STRONG VOLUNTARY RETIREMENT SCHEME TAKE UP

Οn October 20, 2005, OTE announced that out of a final pool of 6,000 eligible OTE fixed-line employees, more than 5,500 have elected to apply for early retirement. An additional 250 employees will leave during the year due to normal retirement.

OTE OFFERS TO EXCHANGE BOND ISSUE DUE IN 2007

On October 25, 2005 OTE announced that its 100% subsidiary OTE PLC was offering to exchange any or all of its Euro 1,100,000,000 6.125 per cent Guaranteed Notes due 2007, for new 5 to 6 year Euro denominated Fixed Rate Guaranteed Notes. The New Notes, would be issued by OTE PLC and would be fully and unconditionally guaranteed by OTE under its Global MTN Program. The purpose of the Exchange Offer was to give OTE greater financing flexibility by extending its debt maturity profile. By November 4, 2005, the final date of the offer, a total of Euro 608,366,000 in principal amount of Existing Notes was submitted by bondholders and given the Exchange Ratio of 1.0455, Euro 636,056,000 in principal amount of New Notes were issued via the Exchange Offer.  The New Notes were priced to yield 3.829% and will pay an annual coupon of 3.750%.  OTE issued a further Euro 13,944,000 of Additional Notes to create a total new issue size of Euro 650,000,000.

REPEATED ADJOURNED EXTRAORDINARY GENERAL ASSEMBLY

On November 4, 2005 OTE held its Repeated Adjourned Extraordinary General Assembly of Shareholders, during which the company’s shareholders approved the termination of stock option plans, that had been available to all OTE directors and personnel and also approved the remuneration payable to the Chairman and members of the Audit and Compensation and Human Resources Committees.

7. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Starting in 2006, OTE will report exclusively under International Financial Reporting Standards (IFRS). Throughout 2005, OTE will issue both US GAAP and IFRS accounts on a quarterly basis.  US GAAP financial statements will be available in the Company’s 20-F.

8. OUTLOOK

In the fourth quarter of 2005, OTE expects operational trends in line with its performance in the year to date. Greek fixed-line revenues may be negatively impacted by recent regulatory actions.

Implementation of the Voluntary Retirement Plan is proceeding, but should not lead to any material reduction in payroll and operating expenses in the fourth quarter.

OTE's new Business Plan will be presented for approval to the Company's Board of Directors in December, and should be presented to the investment community in the first quarter of 2006.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis – Head of Investor Relations, OTE Group Tel: +30 210 611 1574

E-mail: dtzelepis@ote.gr

Nikos Kallianis, Senior Financial Analyst, Tel: +30 210 611 8167

E-mail: nkallianis@ote.gr

Daria Kozanoglou – IR Communications Officer, Tel: +30 210 611 1121

E-mail: nkozanoglou@ote.gr

Marilli Diamanti – Investor Relations Coordinator, Tel: +30 210 611 5070

E-mail: mdiamant@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New York)

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.

NOTES

•

In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption “EBITDA” used in prior filings by “Operating income before depreciation and amortization”. This item is the sum of “Operating income” and “Depreciation and amortization”. Similarly, the previously used “EBITDA margin” caption is henceforth replaced by “Operating income before depreciation and amortization as a percentage (%) of Operating Revenues”.

•

Following SEC recommendations regarding the application of EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer”, OTE reflects certain commissions relating to pre-paid cards as a reduction of the respective revenues rather than as operating expenses. The first quarter of 2004 comparative data were restated accordingly.

•

For comparison, certain inter-company revenues and equal expenses, for the third quarter of 2004, have been transferred from “OTE” segment to “All other” segment.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of September 30, 2005 and December 31, 2004 (Under US GAAP)

II.

Condensed Consolidated Statements of Operations for the nine months and three months ended September 30, 2005 and 2004 (Under US GAAP)

III.

Condensed Consolidated Statement of Cash Flows for the nine months and three months ended September 30, 2005 (Under US GAAP)

IV.

Operating Revenues for the nine months and three months ended September 30, 2005 and 2004 (Under US GAAP)

V.

Segment Reporting based on the Company’s legal structure

VI.

International Assets

VII.

Operational Highlights

EXHIBIT I – BALANCE SHEETS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Condensed Consolidated Balance Sheets Prepared under U.S. GAAP as of September 30, 2005 and December 31, 2004 (€ million)

	Sep 2005	Dec 2004		Sep 2005	Dec 2004
Assets	(Unaudited)		Liabilities and Shareholders' Equity	(Unaudited)

Current Assets			Current Liabilities
Cash and cash equivalents	1,267.2	870.3	Short - term borrowings	16.2	37.3
Accounts receivable	1,100.7	1,079.7	Current maturities of long-term debt	70.9	320.6
Materials and supplies	116.3	132.0	Accounts payable	630.5	846.5
			Reserve for voluntary retirement program	432.9	0.0
			Accrued and other liabilities	622.9	715.9
Other current assets	302.4	251.6	Income taxes payable	133.4	101.9
			Deferred income taxes	(0.0)	12.5
			Dividends payable	5.5	7.2
	2,786.6	2,333.6
				1,912.3	2,041.9
Other assets
Investments	158.6	221.3	Long-Term Liabilities
Advances to pension funds	189.4	215.8	Long-term debt, net of current maturities	3,337.2	2,822.7
Deferred Income taxes	99.5	0.0	Reserve for staff retirement indemnities	258.2	377.3
Other long-term assets	500.4	250.7	Reserve for voluntary retirement program	610.8	0.0
	947.9	687.8	Reserve for Youth Account	318.8	330.0
			Deferred income taxes	0.0	96.4
			Other long-term liabilities	98.0	106.5

Telecommunication property,				4,623.0	3,732.9
Plant and equipment
Net of Accumulated depreciation	6,520.4	6,736.4	Minority interests	950.2	1,020.2

			Shareholders' Equity
			Share capital	1,172.5	1,174.1
Telecommunication licenses, net of amortization	398.0	380.0	Paid-in surplus	486.6	487.5
			Treasury stock	(5.9)	(15.1)
			Legal reserve	256.7	256.7
Goodwill resulting from consolidated			Retained earnings	1,406.3	1,744.2
subsidiaries	79.8	79.8
			Accumulated other comprehensive income	(69.0)	(224.8)

				3,247.2	3,422.6
	10,732.7	10,217.6
				10,732.7	10,217.6

Movement in Shareholders’ equity

2005
Unaudited

Shareholders' equity, January 1	3,422.6
Net Income for the period	(331.2)
Accumulated other comprehensive income	155.8
(175.4)
Shareholders' equity, September 30	3,247.2

EXHIBIT II – STATEMENTS OF OPERATIONS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

Prepared under U.S. GAAP

for the nine months and three months ended September 30, 2005 and 2004

(€ million)

	Q3 05	Q3 04%		9M 05	9M 04	% Change
	Unaudited	Unaudited	Change	Unaudited	Unaudited
Operating Revenues:
Domestic Telephony	571.6	568.3	0.6%	1,718.6	1,703.5	0.9%
International Telephony	98.4	105.6	-6.8%	297.0	298.7	-0.6%
Mobile telephony services	482.5	435.6	10.8%	1,307.0	1,163.2	12.4%
Other	258.6	259.9	-0.5%	749.8	731.9	2.4%
Total Operating Revenues	1,411.1	1,369.4	3.0%	4,072.4	3,897.3	4.5%

Operating Expenses:
Payroll and employee benefits	(313.2)	(289.0)	8.4%	(987.6)	(919.7)	7.4%
Voluntary retirement costs	(912.9)	(1.2)	N/A	(938.0)	(28.9)	N/A
Payments to international operators	(47.7)	(45.7)	4.4%	(140.7)	(129.7)	8.5%
Payments to domestic telephony operators	(174.7)	(178.5)	-2.1%	(486.7)	(494.3)	-1.5%
Depreciation and amortization	(262.7)	(261.4)	0.5%	(777.1)	(767.8)	1.2%
Extinguishment of liabilities	23.8			23.8
Other operating expenses	(322.8)	(399.1)	-19.1%	(937.1)	(1,003.7)	-6.6%
Total Operating Expenses	(2,010.2)	(1,174.9)	71.1%	(4,243.4)	(3,344.1)	26.9%

Operating Income/(Loss)	(599.1)	194.5	N/A	(171.0)	553.2	-130.9%
Other income / (expense), net:
Interest income	10.0	10.1	-1.0%	38.6	34.7	11.2%
Interest expense	(39.9)	(40.8)	-2.2%	(118.7)	(116.2)	2.2%
FX gain/(loss), net	(5.4)	(5.4)	0.0%	29.7	(7.6)	490.8%
Financial net	(35.3)	(36.1)	-2.2%	(50.4)	(89.1)	-43.4%
Investment income/(loss)/Gain on sale of investment	10.0	(1.2)	N/A	53.3	1.7	3035.3%
Other, net	1.7	(20.7)	N/A	(1.3)	(21.1)	N/A
Total Other income / (expense), net	(23.6)	(58.0)	-59.3%	1.6	(108.5)	N/A

Income/(Loss) before provision for income taxes and minority interests	(622.7)	136.5	N/A	(169.4)	444.7	N/A

Provision for income taxes	161.0	(62.0)	N/A	25.1	(203.6)	N/A

Income/(Loss) before minority interests	(461.7)	74.5	N/A	(144.3)	241.1	N/A
Minority Interests	(79.3)	(55.2)	43.7%	(186.9)	(128.7)	45.2%

Net Income/(Loss)	(541.0)	19.3	N/A	(331.2)	112.4	N/A

EXHIBIT III – STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Condensed Consolidated Statement of Cash Flows Prepared under U.S. GAAP for the three months and nine months ended September 30, 2005

(€ million)

	Q1 05	Q2 05	Q3 05	9M 05
	Unaudited	Unaudited	Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income	90.7	119.1	(541.0)	(331.2)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	262.7	251.7	262.7	777.1
Provision for voluntary retirement costs			912.9	912.9
Provision for doubtful accounts	25.9	25.8	29.0	80.7
Provision for staff retirement indemnities and youth account	23.1	23.3	23.2	69.6
Extinguishment of liabilities			(23.8)	(23.8)
Gain on sale of investment	(13.8)	(3.3)	(8.6)	(25.7)
Minority interests	52.3	55.3	79.3	186.9
Working capital movement and other related movements	(122.9)	(98.6)	(371.6)	(593.1)

Net Cash provided by Operating Activities	318.0	373.3	362.1	1,053.4

Cash Flows from Investing Activities:
Capital expenditures	(124.0)	(113.8)	(167.3)	(405.1)
Acquisition of additional share in consolidated subsidiary	(56.3)	(229.4)	(1.8)	(287.5)
Proceeds from sale of investment	26.7	3.3	4.8	34.8
Interest and dividends received	14.3	12.2	12.4	38.9

Net Cash used in Investing Activities	(139.3)	(327.7)	(151.9)	(618.9)

Cash Flows from Financing Activities:
Net change in short-term and long-term debt	21.6	(17.6)	137.4	141.4
Dividends paid	(0.3)	(1.4)	-	(1.7)
Dividends paid to minority shareholders	(123.6)	(0.3)	(66.2)	(190.1)
Proceeds from issuance from minority shareholders	12.8	-	-	12.8

Net Cash provided by Financing Activities	(89.5)	(19.3)	71.2	(37.6)

Net Increase/(Decrease) in Cash and Cash Equivalents	89.2	26.3	281.4	396.9
Cash and Cash equivalents at beginning of period	870.3	959.5	985.8	870.3

Cash and Cash Equivalents at end of period	959.5	985.8	1,267.2	1,267.2

EXHIBIT IV – OPERATING REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Consolidated Operating Revenues prepared under U.S. GAAP

for the three months and nine months ended September 30, 2005 and 2004

(€ million)

	Q3 05	Q3 04		9M 05	9M 04
	Unaudited		Change	Unaudited		Change
Domestic Telephony:
Basic monthly rentals	243.9	209.1	16.6%	713.9	634.8	12.5%
Local and long distance calls
-Fixed to fixed	172.3	188.3	-8.5%	567.9	582.4	-2.5%
-Fixed to mobile	133.8	153.9	-13.1%	376.9	421.0	-10.5%
	306.1	342.2	-10.5%	944.8	1,003.4	-5.8%
Other	21.6	17.0	27.1%	59.9	65.3	-8.3%
Total Domestic Telephony	571.6	568.3	0.6%	1,718.6	1,703.5	0.9%

International Telephony:
International traffic	37.2	45.0	-17.3%	113.4	132.7	-14.5%
Payments from mobile operators	11.3	12.2	-7.4%	29.9	27.9	7.2%
	48.5	57.2	-15.2%	143.3	160.6	-10.8%
Payments from International operators	49.9	48.4	3.1%	153.7	138.1	11.3%
Total International Telephony	98.4	105.6	-6.8%	297.0	298.7	-0.6%

Mobile Telephony Services:	482.5	435.6	10.8%	1,307.0	1,163.2	12.4%

Other Operating Revenues:
Traditional Services:
Prepaid cards	34.5	44.1	-21.8%	97.1	116.2	-16.4%
Directories	14.2	13.5	5.2%	41.9	41.1	1.9%
Radio communications	4.6	4.5	2.2%	14.2	14.3	-0.7%
Audiotex	5.0	14.2	-64.8%	19.4	65.0	-70.2%
Telex and telegraphy	0.8	1.7	-52.9%	2.7	5.8	-53.4%
	59.1	78.0	-24.2%	175.3	242.4	-27.7%
New Business:
Leased lines and data communications	60.8	56.9	6.9%	167.0	101.7	64.2%
ISDN, connection & monthly charges	35.3	29.7	18.9%	103.6	83.9	23.5%
Sales of telecommunication	21.4	32.4	-34.0%	71.0	85.3	-16.8%
equipment
Internet services / ADSL	23.9	17.0	40.6%	61.7	45.0	37.1%
ATM	4.6	6.6	-30.3%	17.2	18.1	-5.0%
	146.0	142.6	2.4%	420.5	334.0	25.9%
Other:
Services rendered	21.9	17.4	25.9%	49.7	66.0	-24.7%
Interconnection charges	24.3	8.7	179.3%	73.8	57.0	29.5%
Miscellaneous	7.3	13.2	-44.7%	30.5	32.5	-6.2%
	53.5	39.3	36.1%	154.0	155.5	-1.0%
Total Other Operating Revenues	258.6	259.9	-0.5%	749.8	731.9	2.4%

Total Operating Revenues	1,411.1	1,369.4	3.0%	4,072.4	3,897.3	4.5%

EXHIBIT V – SEGMENT REPORTING

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting
Prepared under U.S. GAAP
for the nine months ended September 30, 2005
(In millions of Euro)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Operating Revenues:
Domestic Telephony	1,204.9		475.2	39.9	1,720.0
International Telephony	166.6		109.0	27.2	302.8
Mobile telephony services	-	1,257.4	2.9	189.2	1,449.5
Other	654.2	34.7	103.6	164.0	956.5
Total Operating Revenues	2,025.7	1,292.1	690.7	420.3	4,428.8	(356.4)	4,072.4

Intersegment Revenues	(156.2)	(134.9)	(5.7)	(59.6)	(356.4)

Revenue from External Customers	1,869.5	1,157.2	685.0	360.7	4,072.4		4,072.4

Operating Expenses:
Payroll and employee benefits	(645.1)	(69.3)	(209.8)	(64.5)	(988.7)	1.1	(987.6)
Voluntary retirement costs	(938.0)				(938.0)		(938.0)
Total	(1,583.1)	(69.3)	(209.8)	(64.5)	(1,926.7)	1.1	(1,925.6)
Payments to international operators	(87.9)	(20.9)	(24.3)	(11.3)	(144.4)	3.7	(140.7)
Payments to domestic telephony operators	(276.9)	(234.8)	(70.7)	(33.3)	(615.7)	129.0	(486.7)
Depreciation and amortization	(416.2)	(167.6)	(123.3)	(72.4)	(779.5)	2.4	(777.1)
Extinguishment of liabilities			23.8		23.8		23.8
Other operating expenses	(459.5)	(398.5)	(118.5)	(181.2)	(1,157.7)	220.6	(937.1)
Total Operating Expenses	(2,823.6)	(891.1)	(522.8)	(362.7)	(4,600.2)	356.8	(4,243.4)

Operating Income / (Loss)	(797.9)	401.0	167.9	57.6	(171.4)	0.4	(171.0)

Operating income / (Loss) before depreciation and amortization	(381.7)	568.6	291.2	130.0	608.1	(2.0)	606.1
Operating income / (Loss) before depreciation and amortization as % of Operating revenues	-18.8%	44.0%	42.2%	30.9%	13.7%	0.6%	14.9%

EXHIBIT VI - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.

ROMTELECOM
STAND ALONE CONDENSED BALANCE SHEETS
As of September 30, 2005, in accordance with US GAAP
(€ thousand)

Stand-Alone
(Unaudited)
Property, plant and equipment	1,753,024
Intangible assets	34,301
Investments and other long-term assets	45,408
Fixed assets investments	43,901
Long-term assets	1,876,634

Inventories	57,875
Trade and other receivables	117,676
Cash and cash equivalents	137,149
Current assets	312,700

Total assets	2,189,334

Shareholders’ Equity	1,542,253

Borrowings	109,131
Other long-term liabilities	326,596
Long-term liabilities	435,727

Trade payables and other current liabilities	167,362
Borrowings	43,992
Current liabilities	211,354

Total liabilities	647,081

Total liabilities and shareholders’ equity	2,189,334

ROMTELECOM
CONSOLIDATED and STAND ALONE INCOME STATEMENT
For the nine months ended September 30, 2005, in accordance with US GAAP
(€ thousand)

Stand-Alone
(Unaudited)
Basic monthly rentals	202,867
Domestic Telephony calls	272,330
Domestic Telephony	475,197
International Telephony	108,971
Mobile Telephony	2,910
Other Revenues	103,595
Total Operating Revenues	690,673

Personnel (inc Voluntary Redundancy)	(209,812)
Other operating expenses	(211,549)
Depreciation and Amortization	(137,026)
Total Operating expenses	(558,387)

Operating income	132,286

Financial, net	82,306

Income before provision for income taxes	214,592

Provision for Income taxes	(1,704)

Net income	212,888

ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated. ArmenTel’s key financial figures are stated below:

ARMENTEL

Statement of Operations

Prepared under U.S. GAAP

for the three months and nine months ended  September 30, 2005 and 2004

(Unaudited)

€ Millions	Q3 05	Q3 04	% Change	9M 05	9M 04	% Change
Operating Revenues	30.1	23.5	28.1%	81.7	62.2	31.4%
Operating Income before Depreciation & amortization	18.1	14.1	28.4%	48.6	35.8	35.8%
Operating Income before Depreciation & Amortization as % of Operating Revenues	60.1%	60.0%	0.4 pp	59.5%	57.6%	1.9 pp
Operating Income	13.3	8.2	62.2%	29.8	18.1	64.6%
Net Income/(Loss)	11.1	5.2	113.5%	25.7	13.9	84.9%
Net Income/(Loss) Margin	36.9%	22.1%	14.8 pp	31.5%	22.3%	9.2 pp
Increase/(Decrease) in Gross PP&E				17.7	19.3	-8.3%

Fixed Telephony, Lines				590,556	574,662	2.8%
Mobile Telephony, Contract customers				53,890	48,996	10.0%
Mobile Telephony, Prepaid customers				248,948	129,597	92.1%
Mobile Telephony, Total customers				302,838	178,593	69.6%
				30.6.05	31.12.04
Cash and cash equivalents				35.0	18.9	85.2%
Short-term borrowings				0.0	0.0	-
Long-term debt				68.2	76.3	-10.6%
Net Financial Debt				33.2	57.4	-42.2%

COSMOBULGARIA (GLOBUL)

The ownership of GloBul was transferred from OTE to Cosmote during the quarter and Cosmote started consolidating the operations of Globul to its accounts since August 1, 2005. Globul's key financial figures are stated below:

COSMOBULGARIA

Statement of Operations

Prepared under US GAAP

for the three months and nine months ended September 30, 2005 and 2004

(Unaudited)

€ Millions	Q3 05	Q3 04	% Change	9M 05	9M 04	% Change
Operating Revenues	80.1	51.0	57.1%	197.6	124.7	58.5%
Operating Income before Depreciation & amortization	33.5	14.4	132.6%	71.6	29.0	146.9%
Operating Income before Depreciation & Amortization as % of Operating Revenues	41.8%	28.2%	13.6 pp	36.2%	23.3%	12.9 pp
Net Income/(Loss)	16.3	(3.3)	N/A	22.7	(10.2)	N/A
Net Income/(Loss) Margin	20.4%	-6.5%	N/A	11.5%	-8.2%	N/A
Mobile Telephony, Total customers				2,156,262	1,442,236	49.5%

GloBul's strong performance was further enhanced during the third quarter of 2005. GLOBUL achieved fast growth at all levels: subscribers, revenues and profits, with particular success in its profitability margin.

GloBul’s Operating revenues for the third quarter of 2005 amounted to € 80.1 million, up 57.1% from € 51.0 million in the comparable 2004 quarter. At the same time, its Operating Income before Depreciation and Amortization margin increased to 41.8% from 28.2% in the third quarter of 2004.

During the third quarter of 2005 GloBul added 220,136 net new additions, bringing the total number of customers at the end of the nine months of 2005 to 2,156,262, 49.5% higher than a year ago, while it held an estimated market share of approximately 40% with c. 60% share in net additions. Contract customers at the end of September 2005 accounted approximately for one third of the subscriber base, up by 44% year on year, while prepaid customers rose by 52%.

GloBul’s blended AMOU during the nine months to September 2005, increased by 20% year on year to 62 minutes while blended ARPU for the same period stood at € 12 or 6% higher compared to a year ago.

While the competitive environment can be expected to become more challenging following the launch of the third operator, GloBul is already taking several commercial initiatives to protect its leading position in new additions as well as its profitability, based on its superior network, extensive distribution and commercial offerings.

COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)

The ownership of CosmoFon was transferred from OTE to Cosmote during the quarter and Cosmote started consolidating the operations of CosmoFon to its accounts since August 12, 2005. CosmoFon key financial figures are stated below:

COSMOFON

Statement of Operations

Prepared under US GAAP

for the three months and nine months ended September 30, 2005 and 2004

(Unaudited)

€ Millions	Q3 05	Q3 04	% Change	9M 05	9M 04	% Change
Operating Revenues	11.2	7.2	55.6%	27.9	16.8	66.1%
Operating income (loss) before depreciation and amortization	3.1	(1.0)	410.0%	3.5	(5.1)	168.6%
Operating income (loss) before depreciation and amortization as % of Operating revenues	27.7%	-13.9%	N/A	12.5%	-30.4%	N/A
Net Income/(Loss)	(1.8)	(4.5)	N/A	(9.4)	(15.1)	N/A
Net Income/(Loss) Margin	-16.1%	-62.5%	N/A	-33.7%	-89.9%	N/A
Mobile Telephony, Total customers				358,342	200,252	78.9%

In the third quarter of 2005, CosmoFon posted revenues of € 11.2 million, up 55.6% from revenues of € 7.2 million in the same period last year.

Within 28 months of its launch, CosmoFon 's EBITDA margin reached 27.7% for the third quarter. Net income for the quarter was negative at € -1.8 million.

During the third quarter of 2005 CosmoFon added 28,720 net new additions, bringing the total number of customers at the end of September to 358,342, 78.9% higher than a year ago, while it held an estimated market share of approximately 30%. The bulk of subscribers (c. 90%) are prepaid.

CosmoFon’s blended AMOU for the nine months to September 2005 increased by 6% year on year, to 51 minutes, while blended ARPU for the same period reached € 10.

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended September 30, 2005 and 2004
OTE (Greek wireline)	Q3 05	Q3 04	% Change
PSTN lines	4,953,065	5,104,804	-3.0%
ISDN, 64kb equiv. lines	1,347,538	1,222,512	10.2%
Total lines	6,300,603	6,327,316	-0.4%

ADSL subscribers	106,388	28,500	273.3%

COSMOTE (Greece)
Pre-paid sub.	2,801,526	2,481,141	12.9%
Contract sub.	1,707,267	1,610,032	6.0%
Total subscribers	4,508,793	4,091,173	10.2%

AMC
Total subscribers	762,095	638,566	19.3%

GLOBUL
Total subscribers	2,156,262	1,442,236	49.5%

COSMOFON
Total subscribers	358,342	200,252	78.9%

OTE net
Dial up clients	382,660	287,673	33.0%
Business customers	13,000	9,306	39.7%

Group Employees:
-OTE	15,752	16,606	-5.1%
-of which: at other subsidiaries	356	421	-15.4%
-Subsidiaries (Greece)	1,782	1,650	8.0%
-COSMOTE	2,105	2,047	2.8%
-RomTelecom	14,720	18,412	-20.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 10, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

END OF FILING